UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER           000-54323

CUSIP NUMBER           75746Q103

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on 10-K

☐ Transition Report on 20-F

☐ Transition Report on 11-K

☐ Transition Report on 10-Q

☐ Transition Report on N-SAR

For the Transition Period Ended:

PART I – REGISTRANT INFORMATION

RedHawk Holdings Corp.

Full Name of Registrant

Former Name if Applicable

100 Petroleum Drive, Suite 200

Address of Principal Executive Office (Street and Number)

Lafayette, Louisiana 70508

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)  A The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously disclosed, beginning in December 2020, the Audit Committee (the “Audit Committee”) of the board of directors (the “Board”) of RedHawk Holdings Corp., a Nevada corporation (the “Company”), initiated a competitive process to review the appointment of the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021, and the related review of the Company’s quarterly financial statements beginning with the three month periods ended December 31, 2020. The process was completed in January 2021.

On December 31, 2020, the Company received written notification from its prior independent registered public accountants, Postlethwaite& Netterville, APAC that they had resigned as the Company’s auditors. On the next business day, January 4, 2021, the Audit Committee engaged MaloneBailey, LLP (“MaloneBailey”), to serve as the Company's independent registered public accounting firm to audit the Company’s financial statements for its fiscal year ending June 30, 2021 and to review the Company’s quarterly financial statements beginning with the three month period ended December 31, 2020.

The Company has been working diligently with MaloneBailey to complete all of the required information for its quarterly report on Form 10-Q for the three and six month periods ended December 31, 2020 (the “Form 10-Q”). However, the Company was unable to complete the Form 10-Q by February 16, 2021 without unreasonable effort and expense due to delays in the compilation of certain financial information of its domestic and international operations which have delayed the timely preparation of the information required to be included in the Form 10-Q. The Company intends to file a complete Form 10-Q for the three and six month period ended December 31, 2020 as soon as practicable within the extension period of five calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of the person to contact in regard to this notification

G. Darcy Klug	(337)	269-5933
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Gross revenues for the three and six month periods ended December 31, 2020 were approximately $371,000 and $835,000, respectively. Net of distributor and introductory discounts of approximately $157,000 and $174,000, respectively, net revenues for the three and six month periods ended December 31, 2020 were approximately $214,000 and $661,000. For the corresponding three and six month periods ended December 31, 2019, the Company reported gross revenues of approximately $47,000 and $112,000, respectively. Net of introductory discounts of approximately $28,000 and $43,000, respectively, net revenues for the three and six month periods ended December 31, 2020 were approximately $19,000 and $69,000. There were no distributor discounts for the three and six month periods ended December 31, 2019.

Any profits resulting from the increased revenues will reduce the Company’s Net Loss from Operations as reported in the three and six month periods ended December 31, 2019.

RedHawk Holdings Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 16, 2021	By	/s/ G. Darcy Klug

G. Darcy Klug
Chief Financial Officer and Director
(Authorized representative)